Exhibit 99.77(i)

ITEM 77I – Terms of new or amended securities

1.	At the November 17, 2016 Board meeting, the Board approved the creation and establishment of the Voya SMID Cap Growth Fund (Class A, Class I, and Class R6 shares). In addition, at its November 17, 2016 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class A, Class I, and Class R6 Shares of Voya SMID Cap Growth Fund.

2.	At the November 17, 2016 Board meeting, the Board approved the creation and establishment of the Voya U.S. High Dividend Low Volatility Fund (Class A and Class I shares). In addition, at its November 17, 2016 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class A and Class I Shares of Voya U.S. High Dividend Low Volatility Fund.